UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 000-33295

3SBIO INC.
(Translation of registrant's name into English)

No. 3 A1, Road 10
Shenyang Economy & Technology Development Zone
Shenyang 110027
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Exhibit 99.1 Press release, dated March 18, 2013, regarding that 3SBio Inc. announces unaudited fourth quarter and full year 2012 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. JING LOU
(Registrant)

Date: March 22, 2013	By:	/s/ Dr. Jing Lou

Dr. Jing Lou
	Title:	Chief Executive Officer